1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated January 23, 2007

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F V	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 1/23/2007	By	/s/ Chitung Liu
Chitung Liu
Chief Financial Officer

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Exhibit

Exhibit	Description

99.1	Announcement on January 23, 2006: Important Resolutions from 10th term 5th Board Meeting

99.2	Announcement on January 23, 2006: Board’s Resolution to Convene Annual General Meeting (AGM)

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Exhibit 99.1

Important Resolutions from 10th term 5th Board Meeting

1. Date of the board of directors resolution: 2007/01/23

2. Reason for the capital reduction: To increase shareholders’ ROE, the Company will proceed capital reduction and return cash to shareholders.

3. Amount of the capital reduction: NTD 57,393,578,070

4. Cancelled shares: 5,739,357,807 shares

5. Capital reduction ratio: approximately 30%

6. Paid-in capital after the capital reduction: approximately NTD 133,918,348,830 (The exact amount will be decided on record date

7. Scheduled date of the shareholders’ meeting: The Company’s AGM will be held on 2007/06/11.

8. Any other matters that need to be specified:

(1) UMC Announces Capital Reduction of NTD 57,393,578,070

HSINCHU, Taiwan, January 23, 2007 – UMC (NYSE: UMC TSE: 2303), a world leading semiconductor foundry, announced that it will carry out a capital reduction of NTD 57,393,578,070 with the cancellation of 5,739,357,807 of its outstanding shares, following a resolution passed at a meeting of the Board of Directors held today. Shareholders will receive approximately NT$3 for each of their shares held. Upon completion of the capital reduction, the outstanding capital of the company will be approximately NT$133,918,348,830, with the exact exchange ratio for shares and the amount of the capital reduction to be set on the record date for capital reduction.

Established in 1980, UMC is entering its 27th year of operations and the company has entered a stage of sustained growth. Going forward, cash flow will significantly increase as the company’s six eight-inch fabs approach full depreciation. After careful calculation, the company has determined that cash flows generated from UMC’s future operations will be sufficient for the research and development of advanced process technologies and the continued expansion of advanced manufacturing capacity, including the second 300mm fab in Taiwan’s Tainan Science Park which is estimated to cost US$5 billion. In order to avoid future cash levels becoming excessive and to better respond to the expectations of today’s capital markets, the company has resolved to carry out this capital reduction and return cash to its investors. This action is expected to make a positive contribution to shareholders’ equity through the improvement of the company’s capital structure. UMC will continue to pursue the maximum benefits for its shareholders, employees, and the many participants in the global and domestic semiconductor industry.

The board also announced at today’s meeting the date of the Company’s shareholders’ meeting, which will be on June 11, 2007, at UMC Recreation Center in Hsinchu Science Park. The period for suspension of share transfer is from April 13 to June 11, in accordance with government regulations.

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(2) After the capital reduction being approved by shareholders’ meeting and SFB. The Board will set the record date for capital reduction.

(3) If the outstanding shares would change due to SFB’s amendment, changes in treasury shares and exercised stock options, the cash return ratio would be adjusted accordingly. The ratio adjustment will be done by the Board after shareholders’ meeting’s authorization.

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Exhibit 99.2

Board’s Resolution to Convene Annual General Meeting (AGM)

1.Date of the board of directors resolution: 2007/01/23

2.Date for convening the shareholders’ meeting: 2007/06/11

3.Location for convening the shareholders’ meeting: UMC Recreation Center in Hsinchu Science Park (at 9am)

4.Cause or subjects for convening the meeting:

1) Reporting items

1.2006 business report

2.Supervisor’s report of 2006 audited financial report

3.Acquisition or disposal of assets with related parties in 2006

4.Status of treasury shares buyback programs

2) Approving items

1.To accept the Company’s 2006 business report and financial statement

2.To approve the Company’s 2006 retained earnings distribution

3) Discussion items

1.To approve the Company’s proposal for capital reduction

2.To amend the Company’s Articles of Incorporation

5.Starting and ending dates of suspension of share transfer: 2007/04/13~2007/06/11

6.Any other matters that need to be specified: Other items will be announced after following Board resolutions.